UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               KANAKARIS WIRELESS
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  483615209000
                                 (CUSIP Number)

                             KENNETH S. AUGUST, ESQ.
                        FELDHAKE, AUGUST & ROQUEMORE LLP
                        19900 MACARTHUR BLVD., SUITE 850
                                IRVINE, CA 92612
                                 (949) 553-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 20, 2003
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule  13d-1(b)

[ X ]  Rule  13d-1(c)

[   ]  Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP  No.     483615209000

1.     Names  of  Reporting  Persons.
       I.R.S.  Identification  Nos.  of  above  persons  (entities  only).
       ALLIANCE  EQUITIES,  INC.       65-0733456

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
       (a)  [   ]
       (b)  [ X ]

3.     SEC  Use  Only.

4.     Place  of  Organization     FLORIDA,  UNITED  STATES

Number  of  Shares  Beneficially  Owned  by  Each  Reporting  Person  With

5.     Sole  Voting  Power        5,777,202
6.     Shared  Voting  Power      None
7.     Sole  Dispositive  Power   5,777,202
8.     Shared  Dispositive  Power None

9.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
       5,777,202

10.    Check  if  the  Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11.    Percent  of  Class  Represented  by  Amount  in  Row  (9)          2.42%

12.    Type  of  Reporting  Person          CO


ITEM 1. The name of the issuer of the common stock pursuant to which this statement on Schedule 13G (the "Statement") is being filed is Kanakaris Wireless ("Kanakaris" or the "Issuer"). The principal executive office of Kanakaris is located at 65 Enterprise, Suite 365, Aliso Viejo, California 92626.

ITEM 2. This Statement is being filed on behalf of Alliance Equities, Inc., a Florida corporation (the "Company"). The business address for the Company is 7100 NW 126th Terrace, Parkland, Florida 33076. This Statement is being filed in connection with the Company's disposition of shares of common stock of Kanakaris, the CUSIP number for which is 483615209000.

ITEM  3.     Not  applicable.

ITEM 4. As a result of a stock disposition on September 1, 2003 and an increase in the number of issued and outstanding shares of common stock of Kanakaris, the Company became the beneficial owner of five million seven hundred seventy-seven thousand two hundred two (5,777,202) shares of common stock of Kanakaris in the aggregate. This amount was equal to two and forty-two hundredths percent (2.42%) of the total issued and outstanding common stock of Kanakaris as of such date. At that time, the Company was deemed to have the sole power to vote or to direct the vote, and also had the sole power to dispose of


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or  to  direct  the  disposition  of,  at  least  five  million  seven  hundred seventy-seven thousand two hundred two (5,777,202) shares of common stock of Kanakaris.

ITEM 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM  6.     Not  applicable.

ITEM  7.     Not  applicable.

ITEM  8.     Not  applicable.

ITEM  9.     Not  applicable.

ITEM 10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September  23,  2003

/s/ Richard Epstein
---------------------------
Richard  Epstein
President


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